Exhibit 99.1

MEDIA RELEASE

December 21, 2023

Algoma Steel Group Announces Director Retirement

SAULT STE. MARIE, Ontario, December 21, 2023 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that Andrew Schultz is retiring from the board of directors effective December 31, 2023.

Mr. Schultz originally joined the board of Algoma Steel Holdings Inc., a predecessor to the Company, in connection with its acquisition of the assets of Essar Algoma Steel Inc. in 2018, and continued as a director of Algoma in October 2021 as it became a public company following the merger with Legato Merger Corporation. He served as Chair of both the Human Resources & Compensation Committee and the Risk Committee, and as a valuable member of the Audit Committee and Operations & Capital Projects Committee.

“On behalf of the Board of Directors I would like to thank Andy for his significant contributions to Algoma,” said Andy Harshaw, Chairman of Algoma’s Board of Directors. “Andy guided Algoma through numerous strategic milestones, helped establish robust governance practices and championed our investment in electric arc steelmaking. During his tenure on the board, Andy played a pivotal role in establishing Algoma as an emerging North America leader in green steel with a strong and sustainable future. We are grateful for his service and wish Andy the very best.”

“In my tenure as a director with Algoma, I’ve witnessed its remarkable journey, from navigating the complex restructuring that led to the acquisition of Algoma’s assets, to re-emerging as a public company. The strategic move into electric arc steelmaking marks a transformative era for the Company, and I am confident the Company and its team are prepared for a brilliant future. It has been an honor to contribute to this vision, and I leave with a sense of fulfillment and pride in the accomplishments we’ve achieved together,” said Andrew Schultz.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of- the-art Direct Strip Production Complex (DSPC) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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